EXHIBIT 12

                            CARRIAGE SERVICES, INC.
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (UNAUDITED AND IN THOUSANDS)

                                         1995*      1996*      1997       1998       1999
                                       ---------  ---------  ---------  ---------  ---------
Fixed charges:
     Interest expense................  $   3,684  $   4,347  $   5,889  $   9,720  $  17,358
     Amortization of capitalized
       expenses related to debt......         50        150        200        150        242
     Rental expense..................        317        308        629        720        876
                                       ---------  ---------  ---------  ---------  ---------
Total fixed charges before
  capitalized interest and preferred
  stock dividends....................      4,051      4,805      6,718     10,590     18,476
Capitalized interest.................        175        250        450        600        686
                                       ---------  ---------  ---------  ---------  ---------
          Total fixed charges........      4,226      5,055      7,168     11,190     19,162
Preferred stock dividends............         --      1,037      1,627      1,082        167
                                       ---------  ---------  ---------  ---------  ---------
          Total fixed charges plus
            preferred dividends......      4,226      6,092      8,795     12,272     19,329
                                       ---------  ---------  ---------  ---------  ---------
Earnings available for fixed charges:
Earnings (loss) before income taxes
  and extraordinary item.............     (1,800)       345      8,217     17,023     19,361
Add fixed charges before capitalized
  interest and preferred stock
  dividends..........................      4,051      4,805      6,718     10,590     18,476
                                       ---------  ---------  ---------  ---------  ---------
Total earnings available for fixed
  charges............................  $   2,251  $   5,150  $  14,935  $  27,613  $  37,837
                                       =========  =========  =========  =========  =========
Ratio of earnings to fixed charges
  (1)................................       0.53       1.02       2.08       2.47       1.97
                                       =========  =========  =========  =========  =========
Ratio of earnings to fixed charges
  plus dividends (1).................       0.53       0.85       1.70       2.25       1.96
                                       =========  =========  =========  =========  =========

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  (1) For purposes of computing the ratios of earnings to fixed charges and earnings to fixed charges plus dividends: (i) earnings consist of income before provision for income taxes plus fixed charges (excluding capitalized interest) and (ii) "fixed charges" consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property. There were no dividends paid or accrued on the Company's Common Stock during the periods presented above.

   * Earnings were inadequate to cover fixed charges. The coverage deficiency was $1,975,000 and $942,000 for 1995 and 1996 respectively.